Room 4561
Via fax (585) 325-2977

February 27, 2009

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, NY 14614

      Re: Document Security Systems, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed March 17, 2008
             Form 10-Q for the Quarter Ended September 30, 2008
             Filed November 10, 2008
             File no. 1-32146

Dear Mr. White:

      We have reviewed your response letter dated December 15, 2008 in connection with the above-referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 14, 2008.

Form 10-Q for the Quarter Ended September 30, 2008

Note 4. Other Intangible Assets, page 9

1.   We note your response to our prior comment 2 where you indicate that the Company recorded the $500,000 received from Trebuchet as proceeds from the sale of patent assets, which resulted in a loss on sale of $1,170,000. Please tell us how you determined that this Agreement represented the sale of an asset. In this

regard, tell us which accounting standard(s) you considered when you determined that it was appropriate to write-off $1,670,000 of the Patent asset.

2. We also note the disclosures on page 9 where you indicate that the Company assigned and transferred 49% interest in the Patent to Trebuchet, which allows for a "separate and exclusive interest including a separate and distinct right to exploit the Patent." Please explain further what these terms mean. For instance, is Trebuchet entitled to receive future consideration from the Company related to the Patent (such as a percentage of the Company's revenues) or does Trebuchet only have the right to exploit the Patent without any future obligation from the Company.

3. Further, it appears that the Company entered into a multiple-element arrangement that included (a) the sale of the rights to future litigation settlements and (b) ownership rights in the Company's Patent. Accordingly, tell us how you considered the guidance in EITF 00-21 to allocate the $500,000 proceeds between these two elements on a relative fair value basis and tell us how you considered whether such amounts should be recorded as deferred revenue or recognized immediately upon sale.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief